UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

301 E. Pine St., Ste. 850, Orlando, Fl. 32801

(Full mailing address of principal executive offices)

(407) 986-4234

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information and financial data discussed below is derived from our unaudited financial statements, herein, for the period from January 1, 2017 to June 30, 2017. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles in the United States. The information and financial data discussed below is only a summary and should be read in conjunction with the related notes contained elsewhere in this filing. The financial statements contained elsewhere in this filing fully represent our financial condition and operations; however, they are not indicative of our future performance.

Overview

Legion Capital Corporation was originally incorporated as GreenSky Corporation on August 7, 2015 in Delaware, and merged with Legion Capital Corporation (the “Company”), a Florida Corporation on January 15, 2016. The Company is a private equity and operating company that uses direct to market capital formation methods such as crowdfunding, Regulation A+ and other similar means to build and buy companies and holdings in targeted industries. The Company has holdings and financial interests in the following industries:

•	Real Estate, Construction and Materials
•	Aviation finance and charter management
•	Marine and maritime services and management
•	Small business finance
•	Private Education
•	Automotive Finance and Automotive Retail

Our subsidiary companies and related products and services are:

Hilton Institute of Business: Hilton Institute is a small business education, training and coaching company that teaches, coaches and mentors entrepreneurs and small business owners on how to start and grow a business, increase sales and revenues, and more effectively build and manage their business.

Legion Funding, LLC. Legion Funding is a small business finance company that provides direct financing for small business and real estate entrepreneurs through a number of direct lending programs such as commission advance, factoring, inventory and equipment finance, real estate mortgages and other forms of direct lending and finance.

Legion Management Group, LLC is a management company that provides management and consulting services to our portfolio companies and third party companies in all areas of business and growth management, technology and corporate finance.

Legion Marketing, LLC is a marketing company that provides marketing services to business owners and entrepreneurs, as well as to our own portfolio companies and affiliated funds.

Legion Title, LLC is a closing and title company that handles closings and title insurance for our real estate and business transactions.

As of June 30, 2017, the Company had 12,489,734 shares of common stock outstanding, and zero preferred stock issued or outstanding.

1

Results of Operations

In the period from January 1, 2017 through June 30, 2017, we experienced $399,379 of net revenue and $1,253,121 of expenses, so we experienced an operating loss of ($853,742) for the period, compared to -0- revenue and an operating loss of ($244,242) for the period of January 1, 2016 through June 30, 2016.

Liquidity and Capital Resources

As of June 30, 2017, we had cash of $568,516.  Our primary uses of cash were for employee hiring and compensation, sales and marketing and working capital. The main source of cash was from private equity and debt offerings. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	An increase in working capital requirements,

●	Addition of administrative and sales personnel as the business grows,

●	Increases in advertising, public relations and sales promotions as we expand operations,

●	Research and Development,

●	The cost of being a public company and the continued increase in costs due to governmental compliance activities.

We expect to finance our operations primarily through our existing cash, our operational revenues and any future financing.  We expect to use both equity and debt financing from time to time. We have no limits on the amount of leverage we may employ. In general, we intend to pay debt service from operational cash flow, but we also expect to need to raise additional capital to meet our obligations and to fully implement our business plan. Potential future sources of capital include secured or unsecured financings from banks or other lenders, and additional debt and/or equity investments. However, there is no assurance we will be able to obtain such capital on satisfactory terms or at all. Additionally, no assurance can be given that any such financing, if obtained, will be adequate to meet our capital needs. If adequate capital cannot be obtained on a timely basis and on satisfactory terms, our operations would be materially negatively impacted.

2

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

Critical Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At June 30, 2017, the Company had no cash equivalents.

Recently Issued Accounting Pronouncements

We do not expect that other recently issued accounting pronouncements will have a material impact on our financial statements.

3

Item 2. Other Information

Set forth below is a summary of any applicable other information related to the Company.

2.1.	Fundamental Changes.

There have been no fundamental changes to the business or operations in the period January 1, 2017 through June 30, 2017, however, as an emerging and growing company that has recently become an operating company, the Company is constantly evolving and entering into new transactions to expand its business and revenue.

2.2.	Bankruptcy or Receivership

N/A

2.3.	Material Modification to Rights of Security Holders.

There have been no material modifications to the Rights or Security Holders, however the Company continues to need to access working capital in order to execute on its business plan and grow its business, and needs to raise capital in order to facilitate same. As capital is raised, substantial dilution to existing shareholders can occur.

2.4.	Changes in Issuer’s Certifying Accountant

N/A

2.5.	Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

N/A

2.6.	Changes in Control of Issuer

N/A

2.7.	Departure of Certain Officers

The following officers departed the Company between January 1, 2017 and June 30, 2017.

Arlene Pfeiff – Director and COO

Sean Robinson – CFO

Neither of the above officers departed the Company as a result of any material disagreement with the Company or its management.

2.8.	Certain Unregistered Sales of Equity Securities

N/A

2.9. Other Events

N/A

4

Item 3. Financial Statements

LEGION CAPITAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Unaudited)
Assets

Current assets:
Cash	$568,516	$1,818,108
Accrued interest and fees receivable	213,140	-
Notes receivable-current	280,000	-
Prepaid expenses and other current asset	4,000	7,412

Total current assets	1,065,656	1,825,520

Property and equipment, net	9,304	4,481
Assets held for sale	458,208	-
Other asset, net	10,132	12,715
Notes receivable	731,848	-

Total assets	$2,275,148	$1,842,716

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued expense	$10,247	$12,002
Short-term note payable	220,000	-
Deferred revenue	43,069	-

Total current liabilities	273,316	12,002

Long-term notes payable	1,360,000	1,072,000

Total liabilities	1,633,316	1,084,002

Shareholders’ equity
Common stock, no par value, 100,000,000 shares authorized and 12,489,734 and 11,799,500 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively	2,489,734	1,801,000
Stock to be issued	72,500	-
Deferred stock compensation	(7,000)	(49,000)
Additional paid in capital	84,000	84,000
Accumulated deficit	(1,997,402)	(1,077,286)
Total shareholders’ equity	641,832	758,714

Total liabilities and shareholders’ equity	$2,275,148	$1,842,716

See accompanying notes to unaudited condensed consolidated financial statements

5

LEGION CAPITAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months ended	Six Months ended
	June 30, 2017	June 30, 2016
	(Unaudited)	(Unaudited)

Net revenue	$399,379	$-
General and administrative expenses	1,253,121	244,242
Operating loss	(853,742)	(244,242)

Other income (expense):
Interest expense	(66,374)	(2,046)

Total other income (expense)	(66,374)	(2,046)

Loss from continuing operations	(920,116)	(246,288)
Loss from operations of discontinued operations	-	(57,689)

Net loss	$(920,116)	$(303,977)

See accompanying notes to unaudited condensed consolidated financial statements

6

CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended	Six months ended
	June 30, 2017	June 30, 2016
	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(920,116)	$(303,977)
(Gain)loss on disposition of assets pertaining to discontinued operations	-	(84,011)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	3,829	592
Non cash compensation	42,000	-
(Increase) decrease in:
Accrued interest and fees receivable	(213,140)	-
Prepaid expenses and other current asset	3,412	(22,829)
Increase (decrease) in:
Accounts payable and accrued expenses	(1,755)	2,239
Deferred revenue	43,069	-
Net cash used in operating activities	(1,042,701)	(407,986)

Investing activities
Property and equipment acquisitions	(6,069)	(3,970)
Purchased assets	(458,208)	-
Purchased notes	(1,011,848)	-
Net cash used in investing activities	(1,476,125)	(3,970)

Financing activities
Increase in notes payable	508,000	72,000
Cash receipts from stock subscription	72,500	-
Proceeds from issuances of common stock	688,734	853,500
Net cash provided by financing activities	1,269,234	925,500

Net (decrease) increase in cash	(1,249,592)	513,544

Cash - beginning	1,818,108	-
Cash - ending	568,516	$513,544

Supplemental cash flow information:
Cash paid for interest	$66,374	$2,046
Cash paid for income taxes	$-	$-

See accompanying notes to unaudited condensed consolidated financial statements

7

LEGION CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of Legion Capital Corporation (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2016. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of consolidated financial position and the consolidated results of operations for the interim periods presented have been reflected herein. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited consolidated financial statements for fiscal year 2016 have been omitted.

Results for the interim period presented is not necessarily indicative of the results that might be expected for the entire fiscal year.

NOTE 2 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

As of January 1, 2017, all venture funds, including Legion High Yield Mortgage Fund I, LLC, Legion Select Venture Fund, LLC, and the LLC managers thereof, were sold and are no longer subsidiaries of the Company.

As of February 28, 2017, Legion Wealth Advisors, LLC was sold and transferred to Paul Pfeifer, CEO thereof, and is no longer a subsidiary of the Company.

Therefore, as of March 1, 2017, the Company is no longer a Registered Investment Advisor or Fund Manager, and is now a holding company with operating subsidiaries as follows:

●	Hilton Institute of Business: Hilton Institute is a small business education, training and coaching company that teaches, coaches and mentors entrepreneurs and small business owners on how to start and grow a business, increase sales and revenues, and more effectively build and manage their business.

●	Legion Funding, LLC. Legion Funding is a small business finance company that provides direct financing for small business and real estate entrepreneurs through a number of direct lending programs such as commission advance, factoring, unsecured and secured credit lines and other forms of direct lending and finance.

●	Legion Management Group, LLC is a management company that provides management and consulting services to business owners in all areas of business and growth management, technology and corporate finance.

●	On April 5, 2017, the Company incorporated a subsidiary Legion Title, LLC, a Florida Limited Liability Company, for the purpose of providing title and closing services for real estate and other transactions.

8

LEGION CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three (3) months or less to be cash equivalents.

Cash accounts at two (2) banks are insured at Federal Deposit Insurance Corporation limits of $250,000 each. The aggregate bank balances at June 30, 2017 were $110,033 over the insured limit.

Cash accounts at one (1) bank are insured at Federal Deposit Insurance Corporation limits of $250,000 each. The bank balances at December 31, 2016 were $1,064,051 over the insured limit.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Notes Receivable

In accordance with the guidance of ASC Topic 942, Financial Services – Depository and Lending, the Company reports loans and trade receivables not held for sale on the date of the financial statements at their outstanding principal balances, reduced by any write offs, and there were no allowances for loan losses as of June 30, 2017.

Revenue Recognition

The Company generates revenue from providing asset management services to clients. The Company recognizes revenue when the following criteria are met:

(1)	There is persuasive evidence of an arrangement with a client;
(2)	The agreed-upon services have been provided;
(3)	Fees are fixed or determinable; and
(4)	Collection is probable.

A fixed percentage asset-based management fee is earned periodically for providing asset management services. These fees are generally recognized as revenue each period in accordance with the terms of the asset management contract.

Interest income is recognized on an accrual basis at the stated interest rate in the respective loan and security agreements and note agreements for its investments in notes receivable.

Origination fees income is paid by borrower at closing as a discount to the loan and recognized over the life of the loan.

Due diligence and referral fees are recognized as incurred.

9

LEGION CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

FASB ASC 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

Equity-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718 Stock Compensation (ASC 718). The computation of the expense associated with stock-based compensation requires the use of a valuation model. The FASB issued accounting guidance requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of our stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. This accounting guidance requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period.

Principles of Consolidation

The Company and its Subsidiaries have been consolidated for financial statement purposes. All significant intercompany transactions and balances have been eliminated.

Recent Accounting Pronouncements

Recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

NOTE 3 - NOTES RECEIVABLE

Notes receivable in aggregate amount of $1,011,848 are secured, along with annual interest at the rate vary from 12% to 25%, and maturity date vary from February 2018 to March 2019.

10

LEGION CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 - EQUIPMENT

The major classifications of property and equipment are summarized as follows at the balance sheet dates:

	June 30, 2017	December 31, 2016
Computer equipment & software	$5,937	$4,126
Furniture	6,576	2,318
Less accumulated depreciation	(3,209)	(1,963)
Property and equipment, net	$9,304	$4,481

Depreciation expense for the six months ended June 30, 2017 is $1,246. Depreciation expense for the six months ended June 30, 2016 is $592.

NOTE 5 - ASSET HELD FOR SALE

On December 28, 2016, Legion Select Venture Fund, LLC (the “Fund”), a Fund managed by James Byrd, Joseph Hilton and Shane Hackett entered into asset purchase agreement, to acquire all assets of SOS Network, Inc.

As of March 21, 2017, Hilton Institute of Business, a wholly owned subsidiary of the Company, paid a total of $475,730 to the Fund, for 100% of the assets of the SOS business, and the Fund retained no interest in these assets.

On August 10, 2017, Hilton sold a portion of the SOS assets (a portion of accounts receivable only) back to SOS for the purchase of price of $479,000 through the issuance of a 12 month Promissory Note from SOS to Hilton for purchase of the assets, with interest at 12% per annum. Hilton retained the inventory, online learning platform and database it originally acquired from the Fund.

NOTE 6 - SHORT-TERM NOTE PAYABLE

In June 2017, the Company issued Senior Corporate Notes, in the aggregate amount of $220,000, with interest at 8% per annum for a period of 12 months.

NOTE 7 - LONG-TERM NOTE PAYABLE

In December 2016, the Company, through its subsidiaries Hilton and Legion Funding, issued Corporate Notes, in the aggregate amount of $1,072,000, with monthly payments of interest only at 12% per annum for a period of 36 months.

For the six months ended June 30, 2017, the Company issued Senior Corporate Notes, in the aggregate amount of $288,000, with monthly payments of interest only at 12% per annum for a period of 36 months.

11

LEGION CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 8 - STOCKHOLDERS’ EQUITY

For the period ended June 30, 2017, the Company sold 688,734 shares of no par value common stock and received $688,734.

NOTE 9 - STOCK OPTIONS

On August 1, 2016, the Company issued 300,000 stock options to an officer of the Company, 150,000 options at an exercise price of $1.50 per share and 150,000 options at an exercise price of $2 per share. These options did not become vested prior to the employee leaving the Company, and have therefore been canceled.

On November 7, 2016, the Company issued 500,000 stock options outstanding to another officer of the Company. Those options vest at a rate of 100,000 per year over a period of 5 years. The strike price for the options are (i) 100,000 at $1 per share, (ii) 100,000 at $1.50, (iii) 100,000 at $1.75, and (iv) 200,000 at $2. These options did not become vested prior to the employee leaving the Company, and have therefore been canceled.

The fair value of the Company’s common stock option grants is estimated using a Black-Scholes option pricing model, which uses certain assumptions related to risk-free interest rates, expected volatility, expected life of the common stock options, and future dividends. Compensation expense is recorded based upon the value derived from the Black-Scholes option pricing model, and based on actual experience. The assumptions used in the Black-Scholes option pricing model could materially affect compensation expense recorded in future periods.

The following range of assumptions in the Black-Scholes option pricing model was used to determine fair value of the options issued on August 1, 2016:

Expected Dividend Yield—The Company has never paid dividends and does not expect to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate was based on the market yield currently available on United States Treasury securities with maturities approximately equal to the option’s expected term.

Expected Term—Expected term represents the period that the Company’s stock-based awards are expected to be outstanding. The Company’s assumptions about the expected term have been based on that of companies that have similar industry, life cycle, revenue, and market capitalization and the historical data on employee exercises.

Expected Volatility—The expected volatility is based on the historical stock volatilities of several of the Company’s publicly listed comparable companies over a period equal to the expected terms of the options, as the Company does not have a long trading history.

Forfeiture Rate—The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture

12

LEGION CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 9 - STOCK OPTIONS (continued)

experience, analysis of employee turnover behavior, and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated by the Company, the Company may be required to record adjustments to stock-based compensation expense in future periods.

Each of the inputs discussed above is subjective and generally requires significant management judgment.

The value of the award is recognized over the vesting period. As of June 30, 2017, the value of unvested options was $7,000 to be recognized over a period of 1 month.

NOTE 10 - LEASES

The Company leases its office under an expense sharing agreement, entered on April 8, 2016, with a company controlled by the CEO of the Company, and agreed to pay a fixed monthly payment of $4,000, plus sales tax, to lease for office space.

In January 2017, the Company signed an office lease in California, for a monthly rent of approximately $1,800. The lease expires on January 31, 2018.

NOTE 11 - SUBSEQUENT EVENTS

From July 1, 2017 through September 23, 2017 the Company has sold 463,860 shares of Regulation A+ qualified common stock at $1.25 per share, for total subsequent equity sales of $579,825.

As of July 2017, the Company acquired more space in the same building through a sub-lease from the CEO, and as of June 2017, the current rent is $7,814.91, but will increase as the underlying main lease increases (October of each year). The sublease is month to month.

13

Item 4. Exhibits

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
2.3	ByLaws(incorporated by reference to Exhibit 2.3 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10638) filed on April 3, 2017).
6.1	Corporate Note (debt instrument) (incorporated by reference to Exhibit 6.1 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No.024-10708) filed on July 21, 2017).

14

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legion Capital Corporation

Date: September 27, 2017	By:	/s/ James S. Byrd, Jr.
Name: James S. Byrd, Jr. Title: Chairman/CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas S. Hackett	Director/Financial Officer	September 27, 2017
Douglas S. Hackett

/s/ Joseph B. Hilton	President/Director	September 27, 2017
Joseph B. Hilton

15